UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        FieldPoint Petroleum Corporation
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   316570-10-0
                                 (CUSIP Number)

                                  Peter Babich
                               3310 Parkside Road
                              Flint, Michigan 48503
                                 (810) 234-1033
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                December 31, 1997
             (Date of Event which Requires Filing of this Statement)
            ---------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  316570-10-0
           -----------
1.    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Peter Babich
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [  ]
                                                                 (b) [  ]
         Not Applicable
--------------------------------------------------------------------------------

SEC USE ONLY


--------------------------------------------------------------------------------

SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                    [  ]
         Not Applicable
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------

7.    SOLE VOTING POWER

         323,490
--------------------------------------------------------------------------------

8.    SHARED VOTING POWER

         None
--------------------------------------------------------------------------------

9.    SOLE DISPOSITIVE POWER

         323,490
--------------------------------------------------------------------------------

10.   SHARED DISPOSITIVE POWER

         None
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         323,490
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         Not Applicable                                               [  ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.33%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


Item 1.   SECURITY AND ISSUER

         The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of FieldPoint Petroleum Corporation a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 1703 Edelweiss Drive, Cedar Park, Texas 78613.

Item 2.   IDENTITY AND BACKGROUND

         (a)-(c) Peter Babich (3310 Parkside Road, Flint, Michigan 48503)
         (d)-(f) The natural person referred to above is a United States Citizen. During the last five years has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See  Item  4,   Purpose  of   Transaction,   and  Item  6,   Contracts,
Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 4.  PURPOSE OF TRANSACTION

         On December 31, 1997, the Company closed the transaction contemplated by a certain Plan of Exchange (the "Plan") entered into as of December 22, 1997, a copy of which is filed as Exhibit A hereto and is incorporated herein by reference, with Bass Petroleum, Inc. ("Bass") and each of the shareholders of Bass Petroleum, Inc. (the "Shareholder"), pursuant to which the Company has acquired substantially all of the shares of Bass in exchange for 4,000,000 shares of common stock of the Company. Whereas Bass has become a wholly owned subsidiary of the Company.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)    323,490
         (b) Sole voting and investment power: 323,490 (7.33%) Shared voting and investment power: none

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 7, Materials to be Filed as Exhibits

Item 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit A:  Plan of Exchange Dated December 22, 1997


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ Peter Babich
                                                     -------------------------
                                                     Peter Babich



Exhibit
Number
99(A)                      The Plan of Exchange Dated December 22, 1997

                                PLAN OF EXCHANGE

         This PLAN OF EXCHANGE (the "Plan") is entered into as of the 22nd day of December 1997, by and between Energy Production Company, a Colorado corporation (the "Parent"), Bass Petroleum, Inc., a Texas corporation whose address is 1703 Edelweiss Drive, Cedar Park, Texas 78613 (the "Subsidiary"), and all of the shareholders of the Subsidiary as set forth on Schedule 1 hereto (collectively, the "Shareholders").

                              W I T N E S S E T H:

         WHEREAS, the Parent is a corporation organized and existing under the laws of the State of Colorado, having been incorporated on March 11, 1980;

         WHEREAS, the Subsidiary is a corporation organized and existing under the laws of the State of Texas, having been incorporated on October 12, 1989; and

         WHEREAS, the Board of Directors of the Parent has determined that it is in the best interests of the Parent to acquire an aggregate of 8,655,625 shares of common stock of the Subsidiary, constituting all of the issued and outstanding shares of capital stock of the Subsidiary, in exchange for the issuance of an aggregate of 4,000,000 shares of common stock of the Parent to the Shareholders, on a pro rata basis (the "Exchange").

         NOW, THEREFORE, in consideration of the premises, the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


                                    ARTICLE I
                                    Exchange
                                    --------

         On the effective date of the Exchange, December 31, 1997 ("Effective Date"), the Parent shall issue, on a pro rata basis, to each of the Shareholders an aggregate of 4,000,000 shares of common stock of the Parent in exchange for the sale, transfer, assignment, and conveyance by the Shareholders to the Parent of an aggregate of 8,655,625 shares of common stock of the Subsidiary, which shares constitute all of the issued and outstanding shares of capital stock of the Subsidiary. No cash will be paid by the Company or otherwise to the shareholders of the Subsidiary in connection with the Exchange.

                                   ARTICLE II
                   Articles of Incorporation of the Subsidiary
                   -------------------------------------------

         The Articles of Incorporation of the Subsidiary ("Texas Charter"), as in effect on the date hereof, shall continue in full force and effect without change unless and until amended in accordance with applicable law.

                                   ARTICLE III
                            Bylaws of the Subsidiary
                            ------------------------

         The Bylaws of the Subsidiary ("Texas Bylaws"), as in effect on the date hereof, shall continue in full force and effect without change unless and until amended in accordance with applicable law.

                                   ARTICLE IV
                    Officers and Directors of the Subsidiary
                    ----------------------------------------

4.01. On the Effective Date, the officers and directors of the Subsidiary shall be such officers and directors of the Subsidiary, as in office at such date, and such persons shall hold office in accordance with the Texas Bylaws until their respective successors shall have been appointed or elected.

4.02. If, on the Effective Date, a vacancy shall exist in the Board of Directors of the Subsidiary, such vacancy shall be filled in the manner provided by the Texas Bylaws.

                                    ARTICLE V
                              Termination of Merger
                              ---------------------

         This Plan may be terminated and the Exchange abandoned at any time prior to the Effective Date, whether before or after the approval of this Plan by the Shareholders, by the consent of the Board of Directors of the Parent and the Subsidiary.

                                   ARTICLE VI
                                  Miscellaneous
                                  -------------

         In order to facilitate the filing and recording of this Plan, this Plan may be executed in counterparts, each of which when so executed shall be deemed to be an original and all such counterparts shall together constitute one and the same instrument.


IN WITNESS WHEREOF, the parties hereto have executed this Plan as of the date first written above.


                                                     PARENT:
                                                     -------
                                                     ENERGY PRODUCTION COMPANY


                                                     By:
                                                     Name:
                                                     Title:


                                                     SUBSIDIARY:
                                                     -----------
                                                     BASS PETROLEUM, INC.


                                                     By:
                                                     Name:
                                                     Title:


                                                     SHAREHOLDERS:
                                                     -------------
                                                     See Schedule 1 hereto

                                   Schedule 1

                      Shareholders of Bass Petroleum, Inc.

Cert. #                    Name                                   # of Shares

1                          Ray Reaves                               5,001,000
2                          Gernell Bradley                            600,000
3                          Gernell Bradley                            400,000
4                          Mildred Babich                             400,000
5                          Peter J. Babich                            400,000
6                          OHM Partnership                            600,000
7                          Country Cousin, Inc.                         2,000
8                          Urban Anslinger                              7,000
9                          Thomas F. Jones                              3,000
10                         Nathan Raska                                 3,000
11                         Elizabeth Jeffrey                            3,000
12                         Ed Sims                                      3,000
13                         Jerry B. Foreman                               625
14                         Barry F. Hluchan                            3,000
15                         Somerset Partners                          11,500
16                         James S. Dearth                             2,500
17                         W. H. Cardwell                              1,500
18                         Gernell Bradley                               500
19                         Millard D. Logan                            1,500
20                         E. P. Hansen                                  500
21                         Hoyt & Marjorie Ambrosius                   4,000
22                         J. A. Longwell                              2,500
23                         Harry F. Warnke                             4,000
24                         Marvin Kolinek, Jr.                           500
25                         Robert E. Madison                             500
26                         Jack Logan                                  6,000
27                         Lowell Schultz                              1,000
28                         Don Leach                                   2,500
29                         John E. Fox                                   500
30                         Jeff Wenaas                                 1,500
31                         Bill Williams                              13,500
32                         Mildred Babich                              5,000
33                         Frank Petty                                 1,500
34                         Richard & Dolores Jeffries                  1,500
35                         Peter Koch                                  3,000
36                         Mattie Johnson                              6,500
37                         John Hardie                                 2,500
38                         T. C. Fleming                                 500
39                         George Arp                                  1,500
40                         William Mangold                             1,500
41                         Wayne Lindholm                              1,500
42                         Gernell Bradley                             8,500
43                         Diana Sanders                               1,500

Cert. #                    Name                                  # of Shares

44                         Rodger Estes                                  500
45                         Richard & Carolyn Dale                      1,500
46                         Joann Deihl (Ron D. Deihl)                  1,500
47                         Mildred Babich                            300,000
48                         Peter J. Babich                           300,000
49                         Gernell D. Bradley                        300,000
50                         Joyce & Gilbert Daney, Jr.                 37,000
51                         Ray Reaves                                200,000